Exhibit 8.1

SUBSIDIARIES OF SENSTAR TECHNOLOGIES LTD.

Below is a listing of Senstar Technologies Ltd.’s wholly-owned and majority-owned significant subsidiaries:

Subsidiary Name	Country/State of Incorporation/Organization/Ownership Percentage
Senstar Inc.	United States (Delaware) (100%)
Senstar Corporation	Canada (100%)
Senstar GmbH	Germany (100%)